Exhibit 1

                                         N E W S   R E L E A S E

TALISMAN ANNOUNCES NORTH TARTAN

PRODUCTION IN NORTH SEA

CALGARY, Alberta – August 11, 2004 – Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., announced that production at the North Tartan field commenced on August 11th at a rate of approximately 6,000 bbls/d, two months ahead of schedule and within budget.

The North Tartan field is located in Block 15/16a adjacent to the Talisman operated Tartan platform, 118 miles northeast of Aberdeen in the Central North Sea. It lies entirely within Talisman 100% owned acreage and was successfully drilled and tested in August 2003 with an exploration well 15/16b-23. The well encountered a 302-foot oil column in high quality Jurassic aged Piper sandstones.

The North Tartan discovery was initially identified as a result of the new high-spec 3D seismic survey that Talisman acquired in 2001.  Interpretation of this data set is ongoing and a number of similar opportunities in the Tartan area have been identified.  The Tartan North field has been developed initially as a single well sub sea producer tied back to the Talisman 100% owned Tartan platform.

“This type of low cost, quick field development tied back to adjacent infrastructure is something Talisman does very well and, in our view, reflects a large part of the future of the North Sea,” said Dr. Jim Buckee, President and Chief Executive Officer.  “ North Tartan generates high value per boe and boosts Talisman’s current North Sea oil production by about four percent. It is a testament to the Talisman team and our key contractors that we have begun production only one year since the discovery well was drilled and tested.”

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate and Investor Communications

Phone: 403-237-1196

Fax: 403-237-1210

E- mail: tlm@talisman-energy.com

Forward-Looking Statements: This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including business plans for production. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors, which could affect the Company’s operations or financial results are included in the Company’s reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

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